UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the Month of May 2023

Commission File Number: 001-38638

NIO Inc.

(Registrant’s Name)

Building 20, 56 Antuo Road

Jiading District, Shanghai 201804

People’s Republic of China

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

NIO Launched the All-New ES6, a Smart Electric All-Round SUV

Shanghai, China, May 24, 2023, - NIO Inc. (NYSE: NIO; HKEX: 9866; SGX: NIO) (“NIO” or the “Company”), a pioneer and a leading company in the premium smart electric vehicle market, today launched its All-New ES6, a smart electric all-round SUV in China, bringing users with experience beyond their expectations.

The All-New ES6 adopts NIO’s latest design language, which is pure, sophisticated, and progressive. In line with the “Design for AD” philosophy, the watchtower layout of sensors seamlessly blends with the vehicle’s roof, setting a new paradigm for the design of smart EVs. The All-New ES6 measures 4,854 mm in length, 1,995 mm in width, and 1,703 mm in height, with a wheelbase of 2,915 mm. Compared to its predecessor, the All-New ES6 is 55 mm lower in height, while the headroom in the rear is increased by 75 mm.

With a cocooning double-layer design, the cabin is added with appropriate layers. The sound integration of sustainable rattan and invisible air vents spices up the space with a vibe of nature. The All-New ES6 features tailor-made top-class acoustic fabric on the speakers, enhancing the audio experience while delivering a premium aesthetic. It comes standard with the Microfiber headliner, equipped with the largest openable sunroof in its class with a daylighting area of nearly one square meter.

On the All-New ES6, the premium seat platform developed in-house by NIO enables up to 20 ways of adjusting the driver’s seat. The seats feature a multi-layer comfort system with a total of 9 layers of supporting materials from the surface wrapping to the seat frame.

The upgraded Lounge Seat boasts exceptional features such as the 22-way adjustment. The users can activate the comfortable zero-gravity position effortlessly with a single tap. The Lounge Seat also provides a comfortable reclining mode, delivering extra comfort at a 160-degree reclined position, which is made possible by the rear-end lifting function of the cushion enabled by the proprietary seat platform. The renovated Lounge Seat features heating, ventilation, and massage, with the three-zone heating separately engaged for the backrest, seat cushion, and leg rest. In addition to the Air Cushion back comfort and eight-point massage systems, it provides users with an exceptionally comfortable experience. The rear row also comes with power adjustable seats.

The All-New ES6 boasts flexible storage space. The three-layer trunk has a maximum volume of 668 liters. The rear seats can be folded down in a layout of 40/20/40, creating a storage space of up to 1,430 liters.

The All-New ES6 carries over the high-performance DNA of NIO. It features a standard dual-motor four-wheel drive system comprised of a 150 kW front induction motor and a 210 kW rear permanent magnet motor, which delivers a total power output of 360 kW and a peak torque of 700 N⋅m. It is able to accelerate to 100 km/h in just 4.5 seconds. The proprietary high-performance four-piston fixed calipers can bring the car from 100 km/h to a stop in a mere 34.5 meters.

NIO’s proprietary Intelligent Chassis Controller (ICC) works with the Continuous Damping Control (CDC) system to make up to 500 times of damping adjustments per second based on actual road conditions. It takes only 0.01 second to complete a damping force adjustment of over 6,000 N, providing comfortably flexible control that adapts to the vehicle’s dynamics. Users can choose from 9 driving modes. The Intelligent Smooth Stop (ISS), debuting on the All-New ES6, can automatically adjust the braking force.

NIO’s latest digital system, Banyan 2.0.0, will be first released on the All-New ES6, introducing over 120 new features and enhancements, including “Exclusive Service Group” and “NOMI Memo”. Moreover, automatic recharging route planner is available, which combines the vehicle, Power Swap station, NIO Power cloud, and real-time planning capabilities, making EV recharging increasingly easier and more intelligent.

The All-New ES6 comes with NIO AQUILA Super Sensing System, consisting of 33 high-performance sensing units, and NIO ADAM Super Computing Platform with four NVIDIA Drive Orin X chips, achiving a computing power of 1,016 TOPS.

Equipped with cutting-edge features, the All-New ES6 boasts standard Heads-up Display (HUD) and intelligent adaptive driving beam (ADB) headlights. Leveraging the advanced AQUILA super sensing system, the LiDAR collaborates seamlessly with front-view cameras to autonomously identify road conditions. This integration enables the lighting system to precisely distribute beams, avoiding any potential interference with traffic from both opposite and same directions. By prioritizing safety, these enhancements provide users with an elevated level of security.

The All-New ES6 also offers an optional N-Box enhanced console that supports multiple people to watch the same AR film, providing an experience comparable to that with a large screen. The system can be connected with game consoles, laptops, or tablets, transforming the cabin into an exclusive concert hall, a cinema, a game room, or a mobile office any time.

The All-New ES6 offers 10 body colors and 4 interior themes, including an exclusive body color of Galaxy Shadow and an exclusive interior theme of Warm Gravel.

The price of the All-New ES6 in China starts from RMB 368,000 with a 75 kWh battery, RMB 426,000 with a 100 kWh battery, and RMB 298,000 with BaaS (Battery as a Service) in China. The All-New ES6 is now available for order placement on the NIO app in China, followed by the start of delivery on May 25.

Safe Harbor Statement

This document contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to” and similar statements. NIO may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in announcements, circulars or other publications made on the websites of each of The Stock Exchange of Hong Kong Limited (the “SEHK”) and the Singapore Exchange Securities Trading Limited (the “SGX-ST”), in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about NIO’s beliefs, plans and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: NIO’s strategies; NIO’s future business development, financial condition and results of operations; NIO’s ability to develop and manufacture a car of sufficient quality and appeal to customers on schedule and on a large scale; its ability to ensure and expand manufacturing capacities including establishing and maintaining partnerships with third parties; its ability to provide convenient and comprehensive power solutions to its customers; the viability, growth potential and prospects of the newly introduced BaaS and ADaaS; its ability to improve the technologies or develop alternative technologies in meeting evolving market demand and industry development; NIO’s ability to satisfy the mandated safety standards relating to motor vehicles; its ability to secure supply of raw materials or other components used in its vehicles; its ability to secure sufficient reservations and sales of the ES8, ES6, EC6, ET7, ET5 and ES7; its ability to control costs associated with its operations; its ability to build the NIO brand; general economic and business conditions globally and in China and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in NIO’s filings with the U.S. Securities and Exchange Commission and the announcements and filings on the websites of each of the SEHK and SGX-ST. All information provided in this document is as of the date of this document, and NIO does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NIO Inc.

By	:	/s/ Wei Feng
Name	:	Wei Feng
Title	:	Chief Financial Officer

Date: May 24, 2023